Mail Stop 3561

June 22, 2007

Mr. Brian Rodriguez
President and Treasurer
G/O Business Solutions, Inc., FKA G/O International, Inc.
2202 Bluebonnet Drive
Richardson, TX 75082

Re: G/O International, Inc.
Form 10-KSB Fiscal Year Ended December 31, 2005
File No. 000-24688

Dear Mr. Rodriguez:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies